UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40442

THE REAL BROKERAGE INC.*

(Exact name of registrant as specified in its charter)

c/o Real REMAX Group Inc.

701 Brickell Avenue, 17th Floor

Miami, FL 33131 USA

(305) 306-9553

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, no par value: One (1) holder

*

As previously disclosed, on April 26, 2026, The Real Brokerage Inc., a company existing under the laws of the Province of British Columbia (the “Company”), entered into an Arrangement Agreement and Plan of Merger (as amended, the “Merger Agreement”) with RE/MAX Holdings, Inc., a Delaware corporation (“REMAX”), Real REMAX Group Inc. (formerly known as Rome Wildlife, Inc.), a Delaware corporation (“Real REMAX Group”), Wildlife Acquisition I Corp., a Delaware corporation (“Merger Sub I”), Wildlife Acquisition II LLC, a Delaware limited liability company (“Merger Sub II”) and 1587802 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of the Province of British Columbia. On August 24, 2026, pursuant to the terms and conditions of the Merger Agreement, (i) the Company completed an arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia) and, as a result, became a wholly owned subsidiary of Bidco, which in turn is a wholly owned subsidiary of Real REMAX Group, (ii) Merger Sub I merged with and into REMAX, with REMAX surviving the merger as a wholly owned subsidiary of Real REMAX Group (the “First Merger”) and (iii) immediately following the consummation of the First Merger, REMAX merged with and into Merger Sub II, with Merger Sub II surviving the merger as a wholly owned subsidiary of Real REMAX Group.

This Form 15 relates solely to the reporting obligations of the Company and does not affect the reporting obligations of Real REMAX Group as the successor issuer to the Company pursuant to Rule 12g-3(c) under the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, The Real Brokerage Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 4, 2026	THE REAL BROKERAGE INC.

	By:	/s/ Alexandra Lumpkin
	Name:	Alexandra Lumpkin
	Title:	Chief Legal Officer